                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

         Commission File Number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Quanex Corporation 401 (k) Savings Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, TX 77027

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Quanex Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation 401(k) Savings Plan ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

Houston, Texas
June 19, 2002

                               QUANEX CORPORATION
                     QUANEX CORPORATION 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                              DECEMBER 31,
                                                       ---------------------------
                                                           2001           2000
                                                       ------------   ------------
Assets:
              Investments at fair value (see Note C)   $ 50,742,841   $ 50,179,949

              Participant loans                           1,670,509      1,745,996

              Employee contributions receivable             261,698        317,473
              Employer contributions receivable             254,788        206,740
                                                       ------------   ------------
                                                            516,486        524,213
                                                       ------------   ------------

Net assets available for benefits                      $ 52,929,836   $ 52,450,158
                                                       ============   ============




                       See notes to financial statements.

                               QUANEX CORPORATION
                     QUANEX CORPORATION 401(k) SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                     DECEMBER 31,
                                                             ----------------------------
                                                                 2001            2000
                                                             ------------    ------------
Investment income:
             Interest and dividends                          $  1,126,935    $  3,697,748
             Net appreciation (depreciation) in fair value
               of investments (see Note C)                     (4,009,823)     (4,605,444)
                                                             ------------    ------------
                                                               (2,882,888)       (907,696)
                                                             ------------    ------------

Contributions:
             Employer (net of forfeitures)                      2,933,084       2,069,235
             Employee                                           3,065,957       5,255,888
                                                             ------------    ------------
                                                                5,999,041       7,325,123
                                                             ------------    ------------

Interest on participant loans                                     150,458         126,481
                                                             ------------    ------------
                  Total additions                               3,266,611       6,543,908
                                                             ------------    ------------

Benefit payments                                                2,924,878       4,335,196
Administrative fees (see Note D)                                    8,472           6,997
                                                             ------------    ------------
                  Total deductions                              2,933,350       4,342,193
                                                             ------------    ------------

Transfers between plans (see Note G)                              146,417          94,851
                                                             ------------    ------------

Increase in net assets available
  for benefits                                                    479,678       2,296,566

Net assets available for benefits:
             Beginning of year                                 52,450,158      50,153,592
                                                             ------------    ------------
             End of year                                     $ 52,929,836    $ 52,450,158
                                                             ============    ============




                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                     QUANEX CORPORATION 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 2001

                                                                 Shares/                       Current
                                                                Par Value         Cost          Value
                                                               ------------   ------------   ------------
*   Fidelity Puritan Fund                                            41,486   $    776,868   $    733,061
*   Fidelity Magellan Fund                                          107,541     10,898,924     11,207,877
*   Fidelity Contrafund                                             132,259      6,188,904      5,656,719
*   Fidelity Growth & Income Fund                                   248,051      8,318,123      9,272,135
*   Fidelity Independence Fund                                      161,278      3,697,162      2,543,358
*   Fidelity Overseas Fund                                           18,856        679,352        517,032
*   Fidelity Balanced Fund                                          227,559      3,365,875      3,390,623
*   Fidelity Blue Chip Fund                                          46,212      2,405,232      1,984,341
*   Fidelity Asset Manager Fund                                      15,146        259,546        234,764
*   Fidelity Low-Priced Stock Fund                                   44,452      1,130,129      1,218,883
*   Fidelity Government Money Market Fund                         8,515,042      8,515,042      8,515,042
    Templeton Foreign Fund                                           44,768        454,086        414,102
    Neuberger & Berman Partners Trust Fund                            8,681        147,301        139,064
                                                                              ------------   ------------
               Total Mutual Fund Assets                                         46,836,544     45,827,001

*   Quanex Corporation unitized common stock                        166,106      1,685,586      2,199,246
*   Fidelity Common/Commingled trust                              2,716,594      2,716,594      2,716,594
    Participant loans (bearing interest rates from
       7.85% to 10.50%, maturing within five to seven years)                     1,670,509      1,670,509
                                                                              ------------   ------------
               Total Investments                                              $ 52,909,233   $ 52,413,350
                                                                              ============   ============



* Party-in-Interest

                               QUANEX CORPORATION
                               401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation 401(k) Savings Plan (the "Plan"), formerly the Nichols 401(k) Savings Plan, provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, sponsored by Quanex Corporation (the "Company"), was established on October 1, 1987, and was amended and restated in its entirety effective January 1, 1998. The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It covers substantially all salaried and non-union hourly employees at the Nichols Aluminum divisions and Engineered Products divisions, employees of Temroc Metals, Inc., and bargaining unit employees at the Lincolnshire, Illinois plant. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

                  Effective February 14, 2000, the employees of Nichols Aluminum - Golden, Inc. became participants in the Plan. Effective June 1, 2000, the employees of Imperial Products, Inc. became participants in the Plan. Effective July 1, 2001, the employees of Temroc Metals, Inc. became participants in the Plan.

         (2) Contributions. Beginning January 1, 2002, participants may elect to contribute up to 50% of compensation (15% before January 1, 2002) as defined by the Plan agreement. The Bargaining unit employees at the Lincolnshire, Illinois plant are limited to a 15% contribution of compensation. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

         (6) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays the administrative expenses of the Plan, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.

                                             December 31, 2001             December 31, 2000
                                           Shares         Amount         Shares         Amount
                                        ------------   ------------   ------------   ------------
Fidelity Magellan Fund                       107,541   $ 11,207,877         90,729   $ 10,823,981
Fidelity Contrafund                          132,259      5,656,719        124,184      6,106,141
Fidelity Growth & Income Fund                248,051      9,272,135        233,125      9,814,545
Fidelity Independence Fund                   161,278      2,543,358        141,445      3,113,197
Fidelity Balanced Fund                       227,559      3,390,623        191,699      2,911,908
Fidelity Government Money Market Fund      8,515,042      8,515,042      7,954,206      7,954,206
Fidelity Common/Commingled Trust           2,716,594      2,716,594      1,022,009      1,022,009
Quanex unitized common stock                 166,106      2,199,246        474,485      4,564,544

         During the years ended 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

                                   2001            2000
                               ------------    ------------
Mutual funds                   $ (4,850,622)   $ (4,757,756)
Quanex unitized common stock        840,799         152,312
                               ------------    ------------

                               $ (4,009,823)   $ (4,605,444)
                               ============    ============

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $8,472 and $6,997 for the years ended December 31, 2001 and 2000, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2001 and 2000, the value of Quanex Corporation unitized common stock held by the Plan was $2,199,246 and $4,564,544, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated December 22, 1994. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under
         Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         Account balances of $(183,855) and $94,851 were transferred between the Plan and the Quanex Corporation 401(k) Savings Plan for Hourly Employees in plan years 2001 and 2000, respectively.

         The assets of the Temroc Metals, Inc. Nonbargaining unit Employees' 401(k) Plan, totaling $330,272, were transferred to the Plan on July 2, 2001.

H.       SUBSEQUENT EVENT

         Effective June 1, 2002, the employees of Colonial Craft, Inc. became participants in the Plan.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Quanex Corporation 401 (k) Savings Plan


Date: June 28, 2002                    /s/ Viren M. Parikh
                                       -------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
23.1                    Independent Auditor's Consent